IAMGOLD CORPORATION

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting (the "Meeting") of the shareholders of IAMGOLD Corporation (the "Corporation") will be held at The Toronto Board of Trade, West Ballroom, 4th Floor, First Canadian Place, 77 Adelaide Street West, Toronto, Ontario on Thursday, May 17, 2007, at 3:00 p.m. (Toronto time) for the following purposes:

1.
to receive and consider the annual report of management to the shareholders and the audited consolidated financial statements of the Corporation for the year ended December 31, 2006 and the report of the auditors thereon;

2.	to elect directors of the Corporation for the ensuing year;

3.	to appoint KPMG LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year and to authorize the directors to fix their remuneration;

4.
to consider and, if deemed appropriate, pass, with or without variation, a resolution approving amendments to the share incentive plan of the Corporation and to approve the amended and restated share incentive plan of the Corporation; and

5.	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

Particulars of the foregoing matters are set forth in the accompanying management information circular. Only shareholders of record at the close of business on April 10, 2007 are entitled to receive notice of the Meeting and any adjournment or postponement thereof.

Shareholders who are unable to be present in person at the Meeting are requested to complete, date, sign and return, in the envelope provided for that purpose, the enclosed form of proxy. In order to be voted, proxies must be received by IAMGOLD Corporation, c/o its registrar and transfer agent, Computershare Trust Company of Canada, by no later than 5:00 p.m. (Toronto time) on May 15, 2007 or, in the case of any adjournment or postponement of the Meeting, by no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for the adjourned or postponed Meeting.

DATED at Toronto, Ontario as of this 11th day of April, 2007.

BY ORDER OF THE BOARD
Joseph F. Conway President and Chief Executive Officer